UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Federal Taxpayers’ (CNPJ/ME) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

MATERIAL FACT

Organizational Changes

Legal Department

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in compliance with Article 157, Section 4, of Law No. 6,404/76 and the provisions of Resolution CVM No. 44/21, hereby informs its shareholders and the market in general that after performing an important role (i) in the preparation, negotiation and approval at the Creditors General Meeting of the Amendment to the Oi’s Judicial Reorganization Plan (“APRJ”) in September 2020; (ii) the successful completion of the main competitive procurement processes for the sale of the Single Production Units provided for in the APRJ and the ratification of their respective results with the Court of Judicial Reorganization; (iii) in the structuring and approval of the main additional fundraising financial operations provided for in the APRJ and, also, (iv) in the direct coordination of Oi’s judicial reorganization process and all its consequences, Mr. Antonio Reinaldo Rabelo Filho, after the conclusion of his mandate, left the Company on October 30,2021, resigning from his position of Legal Officer.

The executive will remain acting as Officer of the under reorganization Oi’s subsidiaries with headquarters in the Netherlands, as well as advising Oi on strategic legal issues related to its judicial reorganization.

The Company expresses its most gratitude to Mr. Antonio Reinaldo Rabelo Filho for his dedication and delivery, recognizing the significant contributions and results achieved during his office, in particular in the fulfillment of relevant steps in the Company’s transformation, allowing it to follow executing its strategic plan focusing on the growth of fiber and digital experiences for consumers and companies, and on simplification and operational efficiency aiming at its sustainability.

Oi’s Board of Directors will soon deliberate on the appointment of the substitute for the statutory position of Chief Legal Officer.

Oi reaffirms its commitment to keep its shareholders and the market informed about the relevant and significant aspects of its matter.

Rio de Janeiro, November 1st, 2021.

Oi S.A. – Em Recuperação Judicial

Cristiane Barretto Sales

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Cristiane Barretto Sales

Name: Cristiane Barretto Sales

Title: Chief Financial Officer and Investor Relations Officer